Exhibit 99.1

Four Seasons Education Announces Changes to Board of Directors

SHANGHAI, July 1, 2020 /PRNewswire/ -- Four Seasons Education (Cayman) Inc.  (“Four Seasons Education” or the “Company”) (NYSE: FEDU), a leading Shanghai based educational company dedicated to providing comprehensive after-school education services with a focus on high-quality math education, today announced the appointment of Mr. Bing Yuan as an independent director to the Company’s board of directors (the “Board”), effective July 1, 2020. Mr. Yuan will serve as the chairman of the compensation committee and the nominating and corporate governance committee and a member of the audit committee. Mr. Dele Liu has resigned as an independent director due to personal reasons, effective July 1, 2020.

Mr. Yuan is the Chief Operating Officer of Hony Capital and a member of Hony Capital’s Executive Committee, responsible for its equity investment operations. Prior to joining Hony Capital, Mr. Yuan served as a managing director of the Special Situation Group of Morgan Stanley Asia Limited from 2008 to 2009. Before that, Mr. Yuan served as a managing director of the Investment Banking Division at Morgan Stanley Asia Limited from April 2004 to June 2008. Prior to that, Mr. Yuan served as a Vice President with Credit Suisse First Boston in Hong Kong and New York from August 1998 to March 2004, focused on corporate finance and merger & acquisitions transactions in the technology, media and telecom industry. During his investment banking time, Mr. Yuan has assisted numerous prominent Chinese State-Owned Enterprises and private sector companies in completing their IPO, corporate finance and M&A transactions. Mr. Yuan has also worked as a financial analyst in project finance with Fieldstone Private Equity LLP in New York from 1993 to 1995. Mr. Yuan received his bachelor’s degree in English from Nanjing University in July 1990, and received his master’s degree in International Relations in June 1993 and his Juris Doctorate’s degree in June 1998 from Yale University.

Ms. Yi (Joanne) Zuo, the Director and Chief Executive Officer, commented, “I would like to thank Mr. Dele Liu for his contributions to Four Seasons Education during his tenure on the Board, and wish him all the best in his future endeavors. I would also like to warmly welcome Mr. Bing Yuan to the Board. We believe his leadership and extensive financial and investment experience will add significant value to the Board as we continue to create long-term value to our shareholders.”

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company's future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management's quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its ability to attract new students and retain existing students, its ability to deliver a satisfactory learning experience and improving their academic performance, PRC regulations and policies relating to the education industry in China, general economic conditions in China, and the Company's ability to meet the standards necessary to maintain listing of its ADSs on the NYSE or other stock exchange, including its ability to cure any non-compliance with the NYSE's continued listing criteria. All information provided in this press release is as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company's filings with the U.S. Securities and Exchange Commission, including its annual reports on Form 20-F.

About Four Seasons Education (Cayman) Inc.

Four Seasons Education (Cayman) Inc. is a leading Shanghai based educational company dedicated to providing comprehensive after-school education services with a focus on high-quality math education. The Company’s vision is to unlock students’ intellectual potential through high quality and effective education that can profoundly benefit students’ academic, career and life prospects. The Company provides educational programs that are primarily focused on elementary-level math and have expanded in recent years to also include other subjects, including physics, chemistry, and languages, and other grade levels, including kindergarten-level and middle school-level programs. The Company’s proprietary educational content is designed to cultivate students’ interests and enhance their cognitive and logic abilities. The Company develops its educational content through a systematic development process and updates it regularly based on student performance and feedback. Such process allows the Company to effectively drive better learning outcomes and serve students of different ages, aptitude levels and learning objectives. The Company’s faculty is led by a group of experienced senior educators, including recognized scholars, award-winning teachers. Over the years, the quality of the Company’s education services has been demonstrated by its student outstanding academic performance.

For more information, please visit http://ir.sijiedu.com.

For investor and media inquiries, please contact:

In China:

Four Seasons Education (Cayman) Inc.

Olivia Li

Tel: +86 (21) 6317-6678

E-mail: IR@fsesa.com

The Piacente Group, Inc.

Xi Zhang

Tel: +86 (10) 6508-0677

E-mail: fourseasons@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: fourseasons@tpg-ir.com